EXHIBIT 12.1
                         AMERICAN EXPRESS COMPANY

       COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

                           (Dollars in millions)


                            Six Months
                          Ended June 30,         Years Ended December 31,
                              1994          1993      1992      1991      1990
                          --------------    ----      ----      ----      ----
Earnings:
 Pretax income from
   continuing operations    $  918        $2,326    $  896    $  622    $1,578
 Interest expense              918         1,783     2,171     2,761     3,160
 Other adjustments              67            88       196       142       209
                             -----         -----     -----     -----     -----
Total earnings (a)          $1,903        $4,197    $3,263    $3,525    $4,947
                             -----         -----     -----     -----     -----
Fixed charges:
 Interest expense           $  918        $1,783    $2,171    $2,761    $3,160
 Other adjustments              64           130       154       147       143
                             -----         -----     -----     -----     -----
Total fixed charges (b)     $  982        $1,913    $2,325    $2,908    $3,303
                             -----         -----     -----     -----     -----
Ratio of earnings to
 fixed charges (a/b)          1.94          2.19      1.40      1.21      1.50



  For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

  For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.

  On May 31, 1994, the Company completed the spin-off of Lehman Brothers through a dividend to American Express common shareholders. Accordingly, Lehman Brothers' results are reported as a discontinued operation and are excluded from the above computation for all periods presented. In March 1993, the Company reduced its ownership in First Data Corporation to approximately 22 percent through a public offering. As a result, beginning in 1993 FDC is reported as an equity investment in the above computation.

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